SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

Arbios Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03875V 10 7

(CUSIP Number)

Jacek Rozga

Arbios Systems, Inc.

110 North George Burns Road #D-4018

Los Angeles, California 90048

With Copies To:

Istvan Benko, Esq.

Troy & Gould Professional Corporation

1801 Century Park East, Suite 1600

Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03875V 10 7

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Jacek Rozga

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO (see, Item III)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,500,000 8. Shared Voting Power - 0 - 9. Sole Dispositive Power 2,500,000 10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) See Item 5	☒

13.	Percent of Class Represented by Amount in Row (11) 19%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This statement (“Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Arbios Systems, Inc., a Nevada corporation formerly known as Historical Autographs U.S.A., Inc. (the “Company”). The principal executive offices of the Company are located at 110 North George Burns Road #D-4018, Los Angeles, California 90048.

ITEM 2. IDENTITY AND BACKGROUND.

Items (a)-(c), (f). This Statement is being filed by Jacek Rozga.

Mr. Rozga is a citizen of the United States with his principal business address at 110 North George Burns Road, #D-4018, Los Angeles, California 90048. Mr. Rozga’s principal occupation and employment is President and Director of the Company.

Items (d)-(e). Mr. Rozga has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Rozga received the shares of the Company’s Common Stock on October 30, 2003 in exchange for his surrender of shares of the capital stock of Arbios Technologies, Inc., a Delaware corporation, upon consummation of a merger (the “Merger”) between Arbios Technologies, Inc. and a subsidiary of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

Items (a), (b), (e), (h) and (i). Mr. Rozga acquired outright ownership of 2,500,000 shares of Company’s Common Stock by virtue of owning 2,500,000 shares of common stock of Arbios Technologies, Inc. Mr. Rozga acquired the shares of Arbios Technologies, Inc. as the founder of that company.

Mr. Rozga currently intends to hold his shares of Company’s Common Stock for investment purposes. He intends, however, to periodically review his investment in the Company on the basis of various factors, including the Company’s business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based on such review, Mr. Rozga will take such actions as he deems appropriate in light of the circumstances existing from time to time.

Items (c), (d), (f), (g) and (j). As previously reported by Mr. Rozga, he has been in the past and will be in the future involved on behalf of the Company in his capacity as a president and director of the Company in reviewing and evaluating possible transactions involving the Company, including transactions of the sort described in clauses (a) through (f) of Item 4 of Schedule 13D. In light of his responsibilities to the Company, Mr. Rozga does not anticipate making any disclosures in connection with his participation in the review and evaluation of such possible transaction separate and apart from relevant disclosures by the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items (a)-(c). Mr. Rozga owns beneficially 2,500,000 shares of Company’s Common Stock. Such shares represent approximately 19% of the outstanding shares of Company’s Common Stock. Mr. Rozga has sole voting and dispositive power with respect to such shares. Mr. Rozga also holds stock options to purchase an additional 36,000 shares of Common Stock. For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, he is beneficial owner of these shares.

The percentage ownership reported above is based upon 13,150,598 shares of Company’s Common Stock outstanding as of October 30, 2003.

Except for the shares acquired in the Merger as described herein, Mr. Rozga has not acquired or disposed of, any shares of Company’s Common Stock during the past 60 days.

Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Items 3, 4 and 5 of this Statement, Mr. Rozga does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are incorporated by reference herein:

Agreement and Plan of Reorganization, dated as of October 20, 2003 (incorporated by reference from Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 13, 2002).

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2003

Name: Jacek Rozga